SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Seventy Seven Energy Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

818097107
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) /  /
               (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                WC

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                949,283

8           SHARED VOTING POWER
                0

9           SOLE DISPOSITIVE POWER
                949,283

10           SHARED DISPOSITIVE POWER
                0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                949,283

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.00%

14           TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                 0

8           SHARED VOTING POWER
                949,283

9           SOLE DISPOSITIVE POWER
                0

10           SHARED DISPOSITIVE POWER
                949,283

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                949,283

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.00%

14           TYPE OF REPORTING PERSON
                OO

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                 0

8           SHARED VOTING POWER
                949,283

9           SOLE DISPOSITIVE POWER
                0

10           SHARED DISPOSITIVE POWER
                949,283

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                949,283

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.00%

14           TYPE OF REPORTING PERSON
                CO

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                WC

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                 1,542,949

8           SHARED VOTING POWER
                0

9           SOLE DISPOSITIVE POWER
                1,542,949

10           SHARED DISPOSITIVE POWER
                0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,542,949

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.24%

14           TYPE OF REPORTING PERSON
                 PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) /  /
                (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                0

8           SHARED VOTING POWER
                1,542,949

9           SOLE DISPOSITIVE POWER
                0

10          SHARED DISPOSITIVE POWER
                1,542,949

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,542,949

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.24%

14           TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             WC

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                2,254,189

8           SHARED VOTING POWER
                0

9           SOLE DISPOSITIVE POWER
                 2,254,189

10          SHARED DISPOSITIVE POWER
                0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,254,189

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.74%

14          TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                0

8           SHARED VOTING POWER
                2,254,189

9           SOLE DISPOSITIVE POWER
                 0

10          SHARED DISPOSITIVE POWER
                2,254,189

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,254,189

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.74%

14          TYPE OF REPORTING PERSON
               PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                0

8           SHARED VOTING POWER
                3,797,138

9           SOLE DISPOSITIVE POWER
                0

10           SHARED DISPOSITIVE POWER
                3,797,138

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,797,138

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.98%

14           TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                0

8           SHARED VOTING POWER
                 3,797,138

9           SOLE DISPOSITIVE POWER
                 0

10           SHARED DISPOSITIVE POWER
                3,797,138

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,797,138

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.98%

14           TYPE OF REPORTING PERSON
               OO

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                 0

8           SHARED VOTING POWER
                3,797,138

9           SOLE DISPOSITIVE POWER
                0

10           SHARED DISPOSITIVE POWER
                3,797,138

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,797,138

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.98%

14           TYPE OF REPORTING PERSON
              PN

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
             Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                 0

8           SHARED VOTING POWER
                3,797,138

9           SOLE DISPOSITIVE POWER
                0

10          SHARED DISPOSITIVE POWER
                3,797,138

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,797,138

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.98%

14          TYPE OF REPORTING PERSON
                CO

SCHEDULE 13D

CUSIP No.  818097107

1.           NAME OF REPORTING PERSON
                Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) /  /
                (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                0

8           SHARED VOTING POWER
                3,797,138

9           SOLE DISPOSITIVE POWER
                0

10          SHARED DISPOSITIVE POWER
                   3,797,138

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,797,138

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.98%

14          TYPE OF REPORTING PERSON
                CO

SCHEDULE 13D

CUSIP No.  818097107

1           NAME OF REPORTING PERSON
             Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) /  /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                0

8           SHARED VOTING POWER
                 4,746,421

9           SOLE DISPOSITIVE POWER
                0

10           SHARED DISPOSITIVE POWER
               4,746,421

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,746,421

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.98%

14           TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock, Par Value $0.01 (the “Shares”), issued by Seventy Seven Energy Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 777 N.W. 63rd Street, Oklahoma City, Oklahoma 73116.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”).

 The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 88.0% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

 Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received the Shares in connection with the spin-off of the Issuer from Chesapeake Energy Corporation (the “Separation”).  The Separation was effected following the close of business on June 30, 2014, via a pro-rata distribution of the Shares to the stockholders of Chesapeake Energy Corporation as of the close of business on the record date of June 19, 2014.  No consideration was paid by the Reporting Persons in connection with the receipt of the Shares pursuant to the Separation.

Item 4.                      Purpose of Transaction

The Reporting Persons acquired the Shares in connection with the Separation. The Reporting Persons do not have any representatives on the Board of Directors of the Issuer.  On July 8, 2014, the Issuer and certain of the Reporting Persons entered into a confidentiality agreement (the “Confidentiality Agreement”).  A copy of the Confidentiality Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.                      Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,746,421 Shares, representing approximately 9.98% of the Issuer's outstanding Shares (based upon 47,576,151 Shares stated to be issued and outstanding pro forma for the Separation in the Information Statement, dated June 16, 2014, that was furnished to shareholders of Chesapeake Energy Corporation).

(b) High River has sole voting power and sole dispositive power with regard to 949,283 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,542,949 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,254,189 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) Except as described in item 4, no transactions in the Shares were effected within the past 60 days.

Item 6.                      Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits

1.           Joint Filing Agreement of the Reporting Persons.
2.           Confidentiality Agreement between the Issuer and certain of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name:          Edward E. Mattner
Title:           Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name:          SungHwan Cho
Title:           Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Seventy Seven Energy Inc.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Seventy Seven Energy Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of July, 2014.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name:          Edward E. Mattner
Title:           Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name:          SungHwan Cho
Title:           Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Seventy Seven Energy Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN PARTNERS LP

Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP

Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Keith Cozza	Chief Operating Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC

Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP

Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC

Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory

BARBERRY CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Vincent J. Intrieri	Vice President; Authorized Signatory
Irene March	Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

EXHIBIT 2

[Execution Copy]

SEVENTY SEVEN ENERGY INC.
777 N. W. 63rd Street
Oklahoma City, OK 73116

July 8, 2014

To: Each of the Persons Listed on Schedule A Hereto (the “Icahn Group” or “you”)

Ladies and Gentlemen:

This letter agreement shall become effective upon its execution.  In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seventy Seven Energy Inc. (the “Company”) and you hereby agree as follows:

Article                      I.           Evaluation Material.

Subject to the terms of, and in accordance with, this letter agreement, the Company agrees that any officer or director of the Company may, if and to the extent he or she desires to do so, disclose information he or she obtains while a member of the Board or as an officer of the Company (collectively, the “Company Representatives”) to the Representatives (as defined below) and may discuss such information with any and all such persons.  As a result, you may receive certain non-public information regarding the Company.  You acknowledge that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which to any third party or publicly could harm the Company.  In consideration for, and as a condition of, non-public information being furnished to you (and, subject to the restrictions in paragraph 2 of this Article I, your agents, representatives, attorneys, advisors, directors, officers and employees, collectively, “Representatives”), you agree to treat any and all information concerning the Company that is furnished to you or your Representatives (regardless of the manner in which it is furnished, including without limitation in written or electronic format or orally, gathered by visual inspection or otherwise) by any Company Representative, or by or on behalf of the Company, together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, “Evaluation Material”), in accordance with the provisions of this letter agreement, and to take or abstain from taking the other actions hereinafter set forth.

1.  The term “Evaluation Material” does not include information that (i) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in violation of this letter agreement, (ii) was within your or any of your Representatives’ possession prior to its being furnished to you by a Company Representative, or by or on behalf of the Company or (iii) is received from a source other than a Company Representative, the Company or any of its representatives; provided, that in the case of each of (ii) and (iii) above, the source of such information was not believed by you, after inquiring of the disclosing person, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company with respect to such information at the time the information was disclosed to you.

2.  You agree that you and your Representatives will (a) keep the Evaluation Material strictly confidential and (b) not disclose any of the Evaluation Material in any manner whatsoever without the prior written consent of the Company; provided, however, that you may disclose any of such information to your Representatives (i) who need to know such information for the sole purpose of advising you and (ii) who are informed by you of the confidential nature of such information; provided, further, that you will be responsible for any violation of this letter agreement by your Representatives as if they were parties hereto except that you will not be so responsible with respect to any such Representative who has executed a copy of this letter agreement as an Additional Signatory and delivered such signed copy to the Company.  It is understood and agreed that a Company Representative shall not disclose to you or your Representatives any Legal Advice (as defined below) that may be included in the Evaluation Material with respect to which such disclosure would constitute waiver of the Company’s attorney client privilege; provided, however, that a Company Representative may provide such disclosure if reputable outside legal counsel provides the Company with a written opinion that such disclosure will not waive the Company’s attorney client privilege with respect to such Legal Advice.  “Legal Advice” as used herein shall be solely and exclusively limited to the advice provided by legal counsel stating legal rights, duties, liabilities and defenses and shall not include factual information or the formulation or analysis of business strategy.

3.  In the event that you or any of your Representatives are required by applicable subpoena, legal process or other legal requirement to disclose any of the Evaluation Material, you will promptly notify (except where such notice would be legally prohibited) the Company in writing by facsimile and certified mail so that the Company may seek a protective order or other appropriate remedy.  Nothing in this letter agreement shall be deemed to prevent you or your Representatives, as the case may be, from honoring a subpoena, legal process or other legal requirement that seek or require discovery, disclosure or production of the Evaluation Material if (a) you produce or disclose only that portion of the Evaluation Material which your outside legal counsel advises you is legally required to be so produced or disclosed; or (b) the Company consents in writing to having the Evaluation Material produced or disclosed pursuant to the subpoena, legal process or other legal requirement.  In no event will you or any of your Representatives oppose action by the Company to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material.  It is understood that there shall be no “legal requirement” requiring you to disclose any Evaluation Material solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling, or engaging in derivative transactions with respect to, the Common Stock or other securities of the Company or otherwise proposing or making an offer to do any of the foregoing.  Before filing any document with the SEC or other governmental or regulatory body in which you intend to include Evaluation Material that you have been advised by your legal counsel is legally required to be included in such a filing, you will submit such filing to the Company for review and will not include such Evaluation Material in such filing if the Company provides you (not more than one business day following your delivery of such filing to the Company), with a written opinion addressed to you of reputable outside legal counsel experienced in the area, stating that the Evaluation Material is not legally required to be included in such filing and stating that you may rely upon such opinion.

4.  You acknowledge that (a) none of the Company or any of its representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and (b) none of the Company or any of its representatives shall have any liability to you or to any of your Representatives hereunder relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.  You and your Representatives shall not directly or indirectly initiate contact or communication with any executive or employee of the Company other than the chief executive officer of the Company, the chief financial officer of the Company, the chief operating officer of the Company, the chief legal counsel of the Company and/or such other persons mutually agreed to by the Company and you from time to time, concerning Evaluation Material, or to seek any information in connection therewith from any such person other than the chief executive officer of the Company, the chief financial officer of the Company, the chief operating officer of the Company, the chief legal counsel of the Company and/or such other persons mutually agreed to by the Company and you from time to time, without the prior consent of the Company.

5.  All Evaluation Material shall remain the property of the Company.  Neither you nor any of your Representatives shall by virtue of our disclosure of and/or your use of any Evaluation Material acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company.

6.  You acknowledge that the Evaluation Material may constitute material non-public information under applicable federal and state securities laws, and that you shall not trade or engage in any derivative transaction, on the basis of such information in violation of such laws.

7.  You hereby represent and warrant to the Company that this letter agreement has been duly authorized, executed and delivered by you, and is a valid and binding obligation, enforceable against you in accordance with its terms.

8.  It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

9.  You acknowledge that the value of the Evaluation Material to the Company is unique and substantial, but may be impractical or difficult to assess in monetary terms.  In the event of an actual or threatened violation of this letter agreement, in addition to any and all other remedies which may be available to the Company, you expressly consent to the Company’s seeking the enforcement of this letter agreement by injunctive relief or specific performance, without proof of actual damages or the posting of a bond.

10.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court of competent jurisdiction in New York County, State of New York in the event any dispute arises out of this letter agreement or the transactions contemplated by this letter agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this letter agreement or the transactions contemplated by this letter agreement in any court other than any state or federal court of competent jurisdiction in New York County, State of New York, and each of the parties irrevocably waives the right to trial by jury, and (d) each of the parties irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law.  THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

11.  This letter agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof and may be amended only by an agreement in writing executed by the parties hereto.  The Company acknowledges that you may file this letter agreement as an exhibit to an amendment to your Schedule 13D.

12.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:	Seventy Seven Energy Inc. 777 N. W. 63rd Street Oklahoma City, OK 73116 Attention: David C. Treadwell, Esq. Facsimile: (405) 849-2849
with a copy to:	Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, NY 10019 Attention: David A. Katz Facsimile: (212) 403-2309
if to the Icahn Group:	c/o Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, NY 10153 Attention: Keith Schaitkin Andrew Langham Facsimile: (212) 688-1158

13.  If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

14.  This letter agreement may be executed in two or more counterparts which together shall constitute a single agreement.

15.  This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of the Company.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

SEVENTY SEVEN ENERGY INC.

By: ____________________
Name:
Title:

[Signature Page to the Confidentiality Agreement between SSE and Icahn Group]

Accepted and agreed as of the date first written above:

Icahn Partners LP

By: _______________________
Name:
Title:

Icahn Partners Master Fund LP

By: _______________________
Name:
Title:

High River Limited Partnership
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: _______________________
Name:
Title:

_______________________________
Carl C. Icahn

[Signature Page to the Confidentiality Agreement between SSE and Icahn Group]

SCHEDULE A

Icahn Partners LP

Icahn Partners Master Fund LP

High River Limited Partnership

Carl C. Icahn